SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 12, 2003

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

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Annex A

The information in this Report shall be deemed to be filed by GlaxoSmithKline plc (the “Company”) with the Securities and Exchange Commission solely for purposes of incorporation by reference into the Company’s Registration Statements on Form S-8 (File No. 333-13022, 333-88966 and 333-100388).

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Issued: 12th February 2003, London

Preliminary Announcement of Results for the Year Ended 31st December 2002

GSK DELIVERS BUSINESS PERFORMANCE* EPS OF 78.3 PENCE – GROWTH OF 13% CER

DIVERSE PHARMACEUTICALS PORTFOLIO DRIVES EARNINGS GROWTH

DESPITE GENERIC COMPETITION TO AUGMENTIN

GlaxoSmithKline plc (GSK) today announces its results for the year ended 31st December 2002. The full UK GAAP results (statutory results) are presented under “Profit and loss account” on pages 8 and 9. The business performance and statutory results are summarised below and the commentary which follows is on a business performance basis unless otherwise stated.

FINANCIAL RESULTS

	2002		Increase		Q4 2002		Increase
	£m		CER%	£%	£m		CER%	£%

Sales	21,212		7%	4%	5,668		7%	1%
Business performance*
Trading profit	6,694		15%	11%	1,705		5%	(1%)
Profit before tax	6,517		11%	6%	1,709		7%	(1%)
Earnings per share	78.3	p	13%	8%	20.7	p	9%	1%
Statutory results
Trading profit	5,662		26%	21%	1,326		8%	—
Profit before tax	5,506		28%	22%	1,333		9%	—
Earnings per share	66.2	p	38%	32%	16.0	p	8%	(1%)

2002 HIGHLIGHTS

•	Strong pharmaceutical growth with global sales of nearly £18 billion and US growth of 13%, despite generic competition to Augmentin. Key factors driving this ongoing performance are fast-growing therapeutic franchises, new products, and innovative lifecycle management strategies.
•	Continued financial strength with total sales up 7% and trading profit growth of 15%, driven by cost saving programmes and efficient business management.
•	Excellent free cash flow of £5.4 billion.
•	R&D organisation making good progress, with an R&D update meeting planned for the end of 2003.
•	Guidance of high single digit percentage growth in 2003 business performance* EPS re-confirmed.
•	Weak US dollar and other currencies significantly impacted performance in 2002 in sterling terms.

* Business performance, which is the primary measure used by management, is presented after excluding merger items, integration and restructuring costs and disposals of subsidiaries. Management believes that exclusion of these non-recurring items provides a better comparison of business performance for the periods presented. The 2003 forecast is on a business performance basis at constant exchange rates (CER) and assumes GSK successfully defends its intellectual property surrounding Paxil in the USA – see “Legal proceedings” on page 23. All financial commentaries are on a business performance basis and growth rates are at CER unless otherwise stated.

Results for 2001 have been restated following the implementation of FRS 19 ‘Deferred tax’ in 2002. See “Taxation – total” on page 16.

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2002 OVERVIEW

Business performance earnings per share (EPS) grew by 13%, delivering on guidance and demonstrating the continued financial strength that will provide the company with a sound platform for the future. GSK’s solid financial performance is built on a broad portfolio of products that boosted global pharmaceutical sales 8% to nearly £18 billion, and US pharmaceutical sales growth to 13%.

While total sales were up 7%, trading profit grew 15%, driven by cost-saving programmes and operational efficiencies. The Group’s financial strength is also enhanced by a robust free cash flow of £5.4 billion.

“Despite a challenging environment and losses to generic competition, GSK has delivered a very solid financial performance,” said Dr. Jean-Pierre Garnier, Chief Executive Officer of GlaxoSmithKline. “We’re excited about the progress being made by our innovative R&D organisation in moving our promising early pipeline through clinical development, and we expect to provide investors with a detailed R&D update towards the end of the year.”

GROWING A BROAD PORTFOLIO OF PRODUCTS

Pharmaceutical highlights for 2002: Pharmaceutical sales grew 8% to nearly £18 billion. In the USA, which represented 54% of GSK’s total pharmaceutical business, sales grew 13%. All major therapeutic franchises in the USA delivered double-digit percentage sales growth, except anti-bacterials (down 22% as a result of generic competition to Augmentin and Ceftin). In Europe, sales grew 2% with growth from new products, such as Seretide and Trizivir, being offset by declines in some older products and by the impact of government healthcare reforms in Italy. Sales in International markets increased 4%, with good performances in Middle East and Africa, Canada and Asia Pacific offsetting weakness in Latin America principally in Mexico.

Multiple Fast Growing Therapeutic Franchises

Across the Group’s portfolio of products, six major therapeutic areas experienced double-digit percentage growth for the year, including the fast growing franchises: CNS (£4.5 billion) up 17%; respiratory (£4.0 billion), up 16%; anti-virals (£2.3 billion), up 12%, and vaccines (£1.1 billion), up 16%.

CNS: Sales of Seroxat/Paxil, GSK’s leading product for depression and anxiety disorders, was the driver of growth in the CNS therapy area, with sales of £2 billion, up 15% globally and 18% in the USA. International sales of Paxil grew 27% to £267 million led by continued strong growth in Japan, where the product was launched only two years ago.

Sales of Wellbutrin, for depression, grew 42% to £882 million, reflecting increased physician awareness of the product’s outstanding efficacy and favourable side effect profile.

GSK’s medicine for epilepsy, Lamictal, continued to grow across all regions achieving sales of £438 million, up 27%.

Respiratory: GSK continues to be the global leader in respiratory pharmaceuticals with sales of its three key products – Seretide/Advair, Flixotide and Serevent – amounting to nearly £3 billion (up 25%).

Sales of Seretide/Advair, GSK’s second largest product, grew 96% to £1.6 billion. Advair is now the US asthma market leader in new prescriptions after less than two years on the market. Seretide also continued to perform strongly in Europe (up 36%) and International markets (up 92%).

Anti-virals: HIV medicines grew across all regions and totalled £1.5 billion in sales, up 13%. Sales of Trizivir, GSK’s new triple combination therapy, grew 95% to £315 million.

Valtrex for herpes continued to benefit from its convenient once-daily dosing for suppressive therapy and achieved strong sales growth of 26% worldwide and 35% in the USA.

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Vaccines: Sales of vaccines grew 16%, supported by the Hepatitis franchise, up 12% to £483 million, with total sales in Europe growing 17%. US sales grew 16% from the launch of Twinrix and continued growth in Havrix, driven by new state mandates requiring Hepatitis A vaccination by school age children.

Infanrix (GSK’s DTPa range of combination vaccines) grew 8% to £254 million. Priorix and Tritanrix grew 29% and 54%, respectively.

Metabolic/GI: Worldwide sales for the metabolic/GI category were £1.4 billion, up 1%. The Avandia franchise (Avandia and Avandamet) grew 19% for the year with US sales up 15% to £688 million. Since its approval by the FDA in May 1999, Avandia has been used by over 4 million patients worldwide.

Zantac sales were £382 million (down 21%) with declines in most markets.

Cardiovascular: In 2002, Coreg sales grew 27% to £306 million, benefiting throughout the year from its new indication for the treatment of severe heart failure.

Oncology: Sales of Zofran grew 22% to £708 million, driven by a strong US performance, up 28% to £525 million.

Anti-bacterials: Anti-bacterial sales declined 12% worldwide and 22% in the USA. Augmentin’s US sales were down 20% in the year as a result of generic competition that began in the third quarter. Four generic versions of Augmentin have been introduced in the USA following a decision by the US District Court for Eastern Virginia that held invalid GSK’s patents on Augmentin expiring in 2002, 2017 and 2018. A hearing on GSK’s appeal of the Court’s decisions has been scheduled for 5th March 2003.

US sales of Ceftin declined 80%, due to generic competition which began during the first quarter.

New Products and Innovative Product Strategies Provide Fuel for Future Growth

GSK’s new products – now 27% of total pharmaceutical sales – achieved excellent sales growth of 36%. Innovative lifecycle management strategies also supported the Group’s growth in pharmaceutical sales, notably through product launches such as Augmentin ES, Augmentin XR and Paxil CR.

2002 launches

Launched in April, Paxil CR continues to gain acceptance due to its strong tolerability profile, and it now represents 31% of all new US prescriptions for Paxil in just 10 months.

In the USA, GSK’s two new antibiotics (Augmentin ES, for children, and Augmentin XR, for adults) are performing well. The ES formulation, launched in the fourth quarter of 2001, now represents 49% of all branded and generic Augmentin paediatric prescriptions. Based on the most recent weekly prescription data, the XR formulation, launched in October, now represents 14% of all branded and generic Augmentin adult prescriptions.

Avandamet, a combination of Avandia and metformin HCI, expanded the Avandia metabolic franchise with its US launch in the fourth quarter. Avandamet for the treatment of type 2 diabetes is the first medicine that targets insulin resistance and decreases glucose production in one convenient pill.

2002/2003 Regulatory Activity and Launches

In August, the Group filed an sNDA for Lamictal seeking the first-ever indication for long-term management of depressive episodes in bipolar disorder. In January 2003, the FDA approved the use of Lamictal for the treatment of partial seizures in paediatric patients aged two years and above.

In October, GSK filed an sNDA for Valtrex seeking the first-ever indication to reduce the risk of transmission of genital herpes.

In November, Levitra (vardenafil) a new agent for the treatment of erectile dysfunction, received a positive opinion from the European Committee for Proprietary Medicinal Products (CPMP). The first launch in Europe is planned for March 2003. The FDA issued an approvable letter for Levitra in 2002, and launch is expected in the USA in 2003. Levitra was researched and developed by Bayer AG and will be co-promoted with GSK.

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In December, GSK filed NDAs for Ariflo for Chronic Obstructive Pulmonary Disease (COPD) and “908”, a protease inhibitor, for the treatment of HIV.

In January 2003, GSK launched Avodart (dutasteride), a DHT inhibitor, for the treatment of symptomatic benign prostatic hyperplasia (BPH), in the USA. GSK plans to market Avodart in all major European countries with launches in the first half of 2003.

Also in January 2003, the Cardiovascular and Renal Drugs Advisory Committee of the FDA unanimously supported the use of Coreg in patients who have had a heart attack and who have left ventricular dysfunction. The recommendation was based on data that showed early long-term treatment of these patients with Coreg could reduce the risk of death by 23%.

In the USA, GSK’s new Pediarix vaccine was launched in January 2003. Pediarix adds protection against hepatitis B and poliomyelitis to the Infanrix combination, and results in up to six fewer injections for infants.

In January 2003, GSK received a positive opinion from the European CPMP for the use of Seretide as a new treatment for COPD. The company expects European marketing authorisation within the next few months followed by launches across Europe during the first half of 2003.

Fourth Quarter 2002

Global pharmaceutical sales growth in the quarter was 7% reflecting strong reported US sales growth of 14% but weaker Europe and International performances.

US growth benefited in the quarter from increases in wholesaler stocks on some products to more normal operating levels, and a year-end review of customer discount and rebate provisions. Underlying US sales growth for the quarter was estimated to be in the high single digit range; a robust performance despite generic competition to Augmentin.

This was a quarter where a number of non-recurring items made it a poor indicator of expense trends for the future.

Cost of goods reduced 13% compared to last year reflecting the benefits of the manufacturing rationalisation programme, pricing and product mix, and the absence of stock write-offs charged in the previous year.

Selling, general and administration costs increased 14% compared to the previous year, well above their normal rate of growth. This reflected higher levels of both advertising and promotional costs in the US to support product launches, and certain restructuring costs in respect of the Group’s operational excellence programme.

R&D costs increased 24% over last year largely as a result of above normal one off expenses associated with external collaborations and phasing of clinical trial costs.

The impact of the factors discussed above led to a trading profit growth of only 5%, which was below the rate of sales growth of 7%.

Consumer Healthcare: 2002 Sales of £3.2 billion, Up 2%; Trading Profit Growth of 5%

Over-the-counter medicine sales were £1,586 million, up 4%. During the fourth quarter the US smoking control franchise launched GSK’s new NiQuitin Lozenge, Commit, following approval of the product by the FDA. Clinical studies show the Commit lozenge can help smokers who have tried to quit before.

Oral care sales were down 2% to £1,052 million. Growth from Sensodyne, Polident and Poligrip was offset by weak sales for Aquafresh. Nutritional healthcare products grew 3% to £579 million.

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R&D ORGANISATION ON TRACK TO DELIVER

Today GSK issued an updated pipeline chart, which includes 123 projects in clinical development, comprising 61 NCEs, 23 new vaccines and 39 line extensions. The pipeline also shows that Avodart, a DHT inhibitor for the treatment of symptomatic BPH, is now in Phase III for the prevention of prostate cancer.

As part of the merger, GSK formed six new, therapeutically focused, Centres of Excellence for Drug Discovery (CEDDs). These were established to take responsibility for product development through to Proof of Concept. The CEDDs are nimble and entrepreneurial, with the range of skills and scale of resources required to drive mid-stage development projects through to their key decision-point, before large - scale phase III clinical trials.

Pipeline Activity

After two years of activity by the restructured R&D organisation, GSK is seeing significant progress as the company advances its early stage pipeline through clinical development. GSK plans to launch the following 12 new products and line extensions over the next two years:

NEW PRODUCTS

•	Alvimopan, an oral mu-opoid antagonist, for post operative ileus
•	Ariflo, a novel PDE IV inhibitor for treatment of COPD
•	Bexxar, a new radioimmunotherapy for treatment of non-Hodgkin’s lymphoma
•	Levitra, a new agent for the treatment of erectile dysfunction
•	Nesiritide (in EU only), for treatment of acute heart failure
•	“908”, a new protease inhibitor for use in the treatment of HIV
•	Wellbutrin XL, a once-daily formulation of bupropion hydrochloride for depression

LINE EXTENSIONS

•	Coreg, for the treatment of heart attack patients who have impaired cardiac function
•	Lamictal, for long-term management of depressive episodes in bipolar disorder
•	Seretide/Advair, for treatment of COPD
•	Seretide/Advair, for treatment of asthma in paediatric patients
•	Valtrex, to reduce the risk of transmission of genital herpes.

Partner of Choice

Leveraging the size and quality of its global R&D organisation and sales and marketing teams, GSK continues to build on its reputation as the partner of choice for both large and small companies. Since GSK was formed in December 2000, the Group has signed 24 major external collaborations; 16 for products in clinical development and a further 8 for products at the pre-clinical stage. In the fourth quarter of 2002 and early 2003, GSK signed alliances with:

•	Theravance, Inc. to develop novel medicines containing long-acting Beta2 agonists (LABA) for treatment of respiratory diseases. Phase I clinical studies have already started.
•	Ono for the development of a cellular chemokine receptor (CCR5) antagonist currently in development for treatment of HIV infection, as well as back-up and follow-on compounds. GSK plans to initiate Phase I clinical studies in the USA in the first half of 2003.

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STRONG FINANCIALS PROVIDE FOUNDATION FOR THE FUTURE

Merger and Restructuring

GSK has made good progress with its merger and manufacturing restructuring plans and remains on track to deliver forecast total annual merger and manufacturing restructuring savings of £1.8 billion by 2003, excluding benefits from the Block Drug acquisition. The estimated cost of achieving this remains around £3.8 billion, of which £3.4 billion had been charged by 31st December 2002.

Net costs of £1,011 million were incurred in the year in respect of merger and manufacturing restructuring. After tax relief of £299 million, the net charge was £712 million.

Trading Profit and Earnings Per Share

Business performance trading profit was £6,694 million with a growth of 15%, stronger than sales growth of 7%, demonstrating an improved trading margin. This margin improved 2.1 points to 31.6% compared with 2001, principally due to cost savings derived from merger integration, manufacturing restructuring and other initiatives.

Other operating expenses were £111 million in the year compared with £37 million income in 2001. The year on year movement reflects higher provisions in 2002 for product liability and other claims, and lower 2002 proceeds from disposals and equity investment sales. In addition, there was no profit on the disposal of businesses in 2002 (2001: £96 million).

Full year business performance EPS of 78.3 pence increased 13% in CER terms and 8% in sterling terms. The adverse currency impact on EPS of 5% in the year reflected the significant weakening of the US dollar relative to last year and compares to a 3% adverse currency impact on sales. This difference principally arises from a different mix of currencies in profits compared with sales.

Total results, which include merger and manufacturing restructuring costs, delivered trading profit of £5,662 million on sales of £21,212 million. Taken together with other expenses, taxation and product divestments this resulted in EPS of 66.2 pence compared with 50.3 pence in 2001 and a diluted EPS of 66.0 pence compared with 49.9 pence in 2001. Merger and manufacturing restructuring costs were lower in 2002 than in 2001 and as a result, the sterling based growth in EPS of 32% was significantly higher than the CER based growth in business performance EPS despite the overall negative impact of currencies in 2002.

Pensions

The Group continues to account for pension arrangements in accordance with SSAP 24. Under the transitional provisions of FRS 17 the disclosed pension assets and liabilities of the Group at 31st December 2002 show a net deficit of approximately £1.3 billion after allowing for deferred taxation (31st December 2001: £457 million). In the fourth quarter 2002 special cash contributions of £320 million were made to reduce the funding deficit.

The company will review this position annually and will make further contributions as appropriate. Pension service costs will be higher in 2003 and this has been taken account of in the company’s earnings guidance.

Currencies

The 2002 results are based on average exchange rates of £1/$1.50 and £1/Euro 1.59. Since the year-end there has been further strengthening of sterling against the US dollar and a weakening against the Euro and at 31st January 2003, the exchange rates were £1/$1.64 and £1/Euro 1.53. If exchange rates were to hold at these levels for the remainder of 2003 the negative currency impact on earnings per share growth would be approximately 6% for the full year.

Dividend

The Board has declared a fourth interim dividend of 13 pence per share making a total for the year of 40 pence per share. This compares with a dividend of 39 pence for 2001. The equivalent dividend receivable by ADR holders is 41.868 cents per ADS based on an exchange rate of £1/$1.61032. The dividend will have an ex-dividend date of 19th February 2003 and will be paid on 17th April 2003 to shareholders and to ADR holders of record on 21st February 2003.

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Earnings Guidance for 2003

GSK’s guidance for business performance growth in earnings per share 2003 remains high single digit percentage growth. This guidance assumes GSK successfully defends its intellectual property surrounding Paxil in the USA – see “Legal proceedings” on page 23. Business performance is at constant exchange rates and excludes merger items, integration and restructuring costs and disposals of subsidiaries.

Share Buy-Back Programme

In October 2002 GSK commenced a new £4 billion share buy-back programme. This followed the completion of the £4 billion buy-back programme announced in 2001. A total of £2,220 million was spent in 2002 of which £219 million relates to the new buy-back programme. The exact amount and timing of future purchases will be determined by the company and is dependent on market conditions and other factors.

GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information and a copy of the company’s updated product development pipeline, visit GSK at www.gsk.com.

High resolution photographs of the results presentation are available to the media, free of charge, at www.newscast.co.uk (020) 7608 1000.

Enquiries:	UK Media	Martin Sutton	(020) 8047 5502
		Siobhán Lavelle	(020) 8047 5502
		David Mawdsley	(020) 8047 5502

	US Media	Nancy Pekarek	(215) 751 7709
		Mary Anne Rhyne	(919) 483 2839
		Patricia Seif	(215) 751 7709

	European Analyst / Investor	Duncan Learmouth	(020) 8047 5540
		Philip Thomson	(020) 8047 5543
		Anita Kidgell	(020) 8047 5542

	US Analyst / Investor	Frank Murdolo	(215) 751 7002
		Tom Curry	(215) 751 5419

GSK prepares its financial results in £ sterling. Accordingly this Announcement is issued in £ sterling. A convenience translation in US$ is also issued. Both £ sterling and US$ versions of the Announcement are available on GlaxoSmithKline’s corporate website at www.gsk.com.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are discussed in the section “Cautionary statement regarding forward-looking statements” on pages 25 to 27.

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PROFIT AND LOSS ACCOUNT
Year ended 31st December 2002

Business performance	Merger, restructuring and disposal of subsidiaries	Total

2001	2001	2001
2002	(restated)	Growth	2002	(restated)	2002	(restated)
£m	£m	CER%	£m	£m	£m	£m

Sales:
Pharmaceuticals	17,995	17,205	8	—	—	17,995	17,205
Consumer Healthcare	3,217	3,284	2	—	—	3,217	3,284

SALES	21,212	20,489	7	—	—	21,212	20,489
Cost of sales	(4,243)	(4,430)	(2)	(366)	(303)	(4,609)	(4,733)

Gross profit	16,969	16,059	10	(366)	(303)	16,603	15,756

Selling, general and administration	(7,543)	(7,451)	5	(498)	(957)	(8,041)	(8,408)
Research and development	(2,732)	(2,555)	9	(168)	(96)	(2,900)	(2,651)

Trading profit:
Pharmaceuticals	6,148	5,499	16	(972)	(1,231)	5,176	4,268
Consumer Healthcare	546	554	5	(60)	(125)	486	429

TRADING PROFIT	6,694	6,053	15	(1,032)	(1,356)	5,662	4,697
Other operating income/(expense)	(111)	37	—	—	(111)	37

Operating profit	6,583	6,090	13	(1,032)	(1,356)	5,551	4,734
Product divestments	—	—	11	—	11	—
Profits of associates	75	71	—	—	75	71
Disposal of businesses	—	96	10	(296)	10	(200)

Profit before interest	6,658	6,257	(1,011)	(1,652)	5,647	4,605
Net interest payable	(141)	(88)	—	—	(141)	(88)

PROFIT BEFORE TAXATION	6,517	6,169	11	(1,011)	(1,652)	5,506	4,517
Taxation	(1,760)	(1,655)	299	322	(1,461)	(1,333)

Profit after taxation	4,757	4,514	10	(712)	(1,330)	4,045	3,184
Minority interests	(110)	(97)	—	—	(110)	(97)
Preference share dividends	(20)	(34)	—	—	(20)	(34)

EARNINGS	4,627	4,383	11	(712)	(1,330)	3,915	3,053

EARNINGS PER SHARE	78.3	p	72.3	p	13	66.2	p	50.3	p

Diluted Earnings per share	66.0	p	49.9	p

Weighted average number of shares (millions)	5,912	6,064	5,912	6,064

To illustrate “Business performance”, which is the primary measure used by management, merger items, integration and restructuring costs and disposal of subsidiaries have been excluded and an adjusted EPS presented. Appropriations of profit attributable to shareholders are set out under “Appropriations” on page 18.

Results in 2001 have been restated following the implementation of FRS 19 ‘Deferred tax’ in 2002. See “Taxation – total” on page 16.

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 PROFIT AND LOSS ACCOUNT
Three months ended 31st December 2002

Business performance	Merger, restructuring and disposal of subsidiaries	Total

Q4 2001	Q4 2001	Q4 2001
Q4 2002	(restated)	Growth	Q4 2002	(restated)	Q4 2002	(restated)
£m	£m	CER%	£m	£m	£m	£m

Sales:
Pharmaceuticals	4,799	4,719	7	—	—	4,799	4,719
Consumer Healthcare	869	897	2	—	—	869	897

SALES	5,668	5,616	7	—	—	5,668	5,616

Cost of sales	(1,075)	(1,264)	(13)	(178)	(162)	(1,253)	(1,426)

Gross profit	4,593	4,352	12	(178)	(162)	4,415	4,190
Selling, general and administration	(2,041)	(1,918)	14	(143)	(204)	(2,184)	(2,122)
Research and development	(847)	(708)	24	(58)	(34)	(905)	(742)

Trading profit:
Pharmaceuticals	1,520	1,535	6	(355)	(361)	1,165	1,174
Consumer Healthcare	185	191	4	(24)	(39)	161	152

TRADING PROFIT	1,705	1,726	5	(379)	(400)	1,326	1,326

Other operating income/(expense)	23	5	—	—	23	5

Operating profit	1,728	1,731	7	(379)	(400)	1,349	1,331
Product divestments	—	—	(1)	—	(1)	—
Profits of associates	17	17	—	—	17	17
Disposal of businesses	—	—	4	6	4	6

Profit before interest	1,745	1,748	(376)	(394)	1,369	1,354
Net interest payable	(36)	(18)	—	—	(36)	(18)

PROFIT BEFORE TAXATION	1,709	1,730	7	(376)	(394)	1,333	1,336
Taxation	(462)	(464)	100	139	(362)	(325)

Profit after taxation	1,247	1,266	6	(276)	(255)	971	1,011
Minority interests	(31)	(29)	—	—	(31)	(29)
Preference share dividends	(5)	(7)	—	—	(5)	(7)

EARNINGS	1,211	1,230	6	(276)	(255)	935	975

EARNINGS PER SHARE	20.7	p	20.4	p	9	16.0	p	16.1	p

Diluted Earnings per share	16.0	p	16.0	p

To illustrate “Business performance”, which is the primary measure used by management, merger items, integration and restructuring costs and disposal of subsidiaries have been excluded and an adjusted EPS presented. Appropriations of profit attributable to shareholders are set out under “Appropriations” on page 18.

Results in 2001 have been restated following the implementation of FRS 19 ‘Deferred tax’ in 2002. See “Taxation – total” on page 16.

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PHARMACEUTICAL SALES
Year ended 31st December 2002

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

CENTRAL NERVOUS SYSTEM	4,511	17	3,305	21	770	(2)	436	19
Depression	2,937	22	2,275	26	375	(2)	287	26
Seroxat/Paxil	2,055	15	1,413	18	375	(2)	267	27
Wellbutrin	882	42	862	43	—	—	20	19

Migraine	888	8	670	11	161	(3)	57	12
Imigran/Imitrex	798	9	616	12	133	(3)	49	11
Naramig/Amerge	90	1	54	2	28	(3)	8	17

Lamictal	438	27	247	44	151	7	40	18
Requip	89	21	47	39	38	4	4	23
Zyban	99	(21)	47	(10)	27	(36)	25	(20)

RESPIRATORY	3,987	16	2,023	28	1,341	4	623	10
Seretide/Advair,
Flixotide/Flovent, Serevent	2,937	25	1,557	38	1,018	8	362	27
Seretide/Advair	1,631	96	876	>100	608	36	147	92
Flixotide/Flovent	783	(12)	387	(14)	219	(18)	177	3
Serevent	523	(17)	294	(20)	191	(15)	38	4
Flixonase/Flonase	534	10	413	15	52	(6)	69	(1)
Ventolin	265	(10)	8	(73)	133	(2)	124	(4)
Becotide	130	(18)	—	—	105	(15)	25	(30)

ANTI-VIRALS	2,299	12	1,213	18	636	7	450	6
HIV	1,465	13	857	12	462	13	146	16
Combivir	588	1	338	(2)	186	1	64	10
Trizivir	315	95	200	82	103	>100	12	>100
Epivir	295	1	164	6	94	(2)	37	(11)
Retrovir	50	(6)	23	(2)	17	(15)	10	2
Ziagen	173	10	101	7	53	2	19	51
Agenerase	44	(8)	31	(15)	9	12	4	16

Herpes	653	5	309	26	140	(12)	204	(7)
Valtrex	425	26	275	35	73	4	77	20
Zovirax	228	(19)	34	(17)	67	(24)	127	(18)

Zeffix	123	23	12	69	16	34	95	18

ANTI-BACTERIALS	2,210	(12)	975	(22)	696	(2)	539	(4)
Augmentin	1,191	(14)	704	(20)	315	(3)	172	(3)
Zinnat/Ceftin	243	(39)	34	(80)	117	(5)	92	(8)
Fortum	201	(1)	37	(6)	96	4	68	(5)
Amoxil	136	(5)	32	9	45	(12)	59	(7)

METABOLIC AND GASTRO-INTESTINAL	1,429	1	784	12	241	(20)	404	(4)
Avandia	809	19	688	15	42	31	79	65
Zantac	382	(21)	86	(16)	116	(30)	180	(18)

VACCINES	1,080	16	290	16	468	17	322	15
Hepatitis	483	12	211	18	204	10	68	2
Infanrix	254	8	79	14	117	—	58	18

ONCOLOGY & EMESIS	977	21	740	26	152	5	85	8
Zofran	708	22	525	28	117	7	66	8
Hycamtin	94	7	63	10	24	3	7	(2)

CARDIOVASCULAR	655	14	430	16	147	7	78	16
Coreg	306	27	295	27	—	—	11	27

ARTHRITIS (Relafen)	23	(84)	8	(93)	6	(38)	9	(21)
OTHER	824	(5)	29	(49)	244	5	551	(5)

	17,995	8	9,797	13	4,701	2	3,497	4

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PHARMACEUTICAL SALES
Three months ended 31st December 2002

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

CENTRAL NERVOUS SYSTEM	1,227	15	900	19	207	(4)	120	20
Depression	813	18	628	21	101	(2)	84	25
Seroxat/Paxil	566	10	386	10	101	(2)	79	25
Wellbutrin	247	42	242	42	—	—	5	21

Migraine	233	6	176	12	41	(11)	16	(2)
Imigran/Imitrex	211	8	163	13	35	(10)	13	(5)
Naramig/Amerge	22	(7)	13	(5)	6	(16)	3	17

Lamictal	121	25	67	39	44	11	10	5
Requip	25	64	14	>100	10	(3)	1	14
Zyban	22	(7)	11	(4)	7	(37)	4	74

RESPIRATORY	1,066	15	529	28	364	4	173	4
Seretide/Advair, Flixotide/Flovent, Serevent	806	27	425	43	279	8	102	20
Seretide/Advair	460	50	251	71	168	23	41	67
Flixotide/Flovent	211	7	101	25	60	(10)	50	(2)
Serevent	135	1	73	5	51	(7)	11	17
Flixonase/Flonase	122	—	92	1	12	(3)	18	(3)
Ventolin	73	(8)	3	(62)	37	(1)	33	(6)
Becotide	33	(21)	—	—	27	(13)	6	(42)

ANTI-VIRALS	621	9	326	12	176	10	119	4
HIV	396	13	227	8	130	20	39	19
Combivir	155	4	88	(1)	52	14	15	1
Trizivir	90	46	53	29	32	76	5	>100
Epivir	80	7	45	8	26	7	9	2
Retrovir	13	(6)	6	(7)	4	(16)	3	16
Ziagen	47	16	27	13	14	1	6	86
Agenerase	11	(6)	8	(4)	2	11	1	(55)

Herpes	175	1	86	18	35	(14)	54	(9)
Valtrex	121	24	79	34	19	(10)	23	28
Zovirax	54	(28)	7	(48)	16	(19)	31	(26)

Zeffix	33	29	3	53	4	16	26	28

ANTI-BACTERIALS	573	(21)	232	(34)	193	(7)	148	(11)
Augmentin	293	(31)	163	(41)	86	(9)	44	(15)
Zinnat/Ceftin	67	(37)	9	(77)	35	(12)	23	(16)
Fortum	53	(7)	10	6	25	(8)	18	(11)
Amoxil	43	13	9	>100	12	(18)	22	1

METABOLIC AND GASTRO-INTESTINAL	402	32	229	>100	60	(28)	113	(2)
Avandia	236	>100	198	>100	12	15	26	65
Zantac	98	(27)	23	(29)	29	(34)	46	(22)

VACCINES	278	12	65	1	127	24	86	6
Hepatitis	123	10	55	15	52	5	16	12
Infanrix	54	(12)	10	(36)	33	14	11	(29)

ONCOLOGY & EMESIS	268	35	208	49	39	3	21	(4)
Zofran	200	36	154	51	29	2	17	(2)
Hycamtin	23	60	15	>100	7	9	1	(42)

CARDIOVASCULAR	172	2	112	(1)	39	3	21	18
Coreg	76	(3)	73	(4)	—	—	3	30

ARTHRITIS (Relafen)	4	(78)	1	(91)	1	(31)	2	(22)
OTHER	188	(20)	(10)	>(100)	66	7	132	(12)

	4,799	7	2,592	14	1,272	1	935	—

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CONSUMER HEALTHCARE SALES

	Year ended 31st December 2002

	£m	CER%

Over-the-counter medicines	1,586	4
Analgesics	320	1
Dermatological	188	5
Gastro-intestinal	312	(1)
Respiratory tract	161	2
Smoking control	378	16
Natural wellness support	162	5

Oral care	1,052	(2)

Nutritional healthcare	579	3

Total	3,217	2

	Three months ended 31st December 2002

	£m	CER%

Over-the-counter medicines	463	7
Analgesics	85	(4)
Dermatological	49	4
Gastro-intestinal	82	(1)
Respiratory tract	58	6
Smoking control	129	25
Natural wellness support	45	14

Oral care	267	(5)

Nutritional healthcare	139	2

Total	869	2

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FINANCIAL REVIEW – PROFIT AND LOSS

Pharmaceutical sales

Sales in the year increased by 8%, which represented additional sales of £1,411 million (in CER terms). An analysis of sales between new products (those launched in a major market within the last five years), franchise products (established products), and older products (now less actively promoted) is set out below:

	2002

	£m	% total	CER%	CER £m

New	4,785	27	36	1,312
Franchise	9,772	54	6	536
Other	3,438	19	(11)	(437)

	17,995	100	8	1,411

The growth of the new products, notably Avandia, Seretide/Advair, Trizivir, and Coreg, and the franchise products, Paxil/Seroxat, Wellbutrin, Imigran/Imitrex and Zofran, more than offsets the decline of older products such as Zantac. New products now account for 27% of total pharmaceutical sales.

Regional analysis

Pharmaceutical sales by geographic area

	2002

	% total	£m	CER%

USA	54	9,797	13

Europe	26	4,701	2
France		867	4
UK		782	(1)
Italy		564	(11)
Germany		549	4
Spain		478	7
Central/Eastern Europe		401	16
Other Europe		1,060	3

International	20	3,497	4
Asia Pacific		1,177	8
Japan		712	3
Latin America		606	(7)
Middle East & Africa		575	11
Canada		427	9

Total Pharmaceutical Sales	100	17,995	8

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USA
The USA reported 13% sales growth in the year and this business currently represents 54% of total pharmaceutical sales. Sales growth in the central nervous system products of 21% was driven by Wellbutrin, reflecting increased prescribing by primary care physicians and psychiatrists, and Paxil following the launch of the CR formulation in April. Advair maintained its strong growth with sales of £876 million driving the overall respiratory sales growth of 28%. Sales in the anti-virals therapeutic area grew 18% led by a strong performance of Trizivir, up 82%, which partially drew sales from its constituent products, and Valtrex, up 35%. Sales of Avandia increased by 15%, benefiting from the launch of Avandamet in November, but the continued decline in Zantac sales held the metabolic and gastro-intestinal category growth to 12%. As expected, anti-bacterial sales declined as Augmentin started to experience generic competition in the second half of the year. In the cardiovascular franchise, Coreg sales increased to £295 million reflecting improved market share.

Europe
Europe region contributed 26% of pharmaceutical sales. Although overall sales growth in the region was only 2%, good growth was recorded in several markets including Spain and Central and Eastern Europe, but government healthcare reforms in Italy adversely affected sales. Seretide, GSK’s largest selling product in Europe, reported notable growth in France, Germany, Spain and the UK, although this was partly offset by expected declines in Serevent and Flixotide. Trizivir showed strong growth in all of the major markets in the region.

International
Growth of 4% in the International region was driven by the vaccines portfolio, Seretide and Paxil/Seroxat. This reflected a mixture of good growth in the Middle East and Africa, Canada and Asia Pacific and a decline of 7% in sales in Latin America, principally because of poor economic conditions in Mexico.

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Trading profit – business performance
	2002		2001
					Growth CER%
	£m	% of sales	£m	% of sales

Sales	21,212	100	20,489	100	7
Cost of sales	(4,243)	(20.0)	(4,430)	(21.6)	(2)
Selling, general and administration	(7,543)	(35.5)	(7,451)	(36.4)	5
Research and development	(2,732)	(12.9)	(2,555)	(12.5)	9

Trading profit – business performance	6,694	31.6	6,053	29.5	15

Overall the trading margin improved 2.1% and trading profit grew 15%. The improvement in margin came principally from cost of sales, which declined 2% and from selling, general and administration costs, which grew only 5%, while sales grew 7%.

Cost of sales reduced as a percentage of sales as a result of benefits arising from merger and manufacturing restructuring savings, movements in stock provisions and a favourable regional mix.

Selling, general and administration costs also benefited from cost savings arising from merger integration implementation and other initiatives. Together these produced a reduction of 0.9 percentage points relative to 2001 for the expenses expressed as a percentage of sales.

Research and development (R&D) increased 9% reflecting increased clinical trial and in-licensing activity and the reinvestment of merger synergies. Pharmaceuticals R&D expenditure represented 14.6% of pharmaceutical sales in the year.

Profit before tax – business performance
	2002 £m	2001 £m

Trading profit	6,694	6,053
Other operating income/(expense)	(111)	37
Profits of associates	75	71
Disposal of business	—	96
Net interest payable	(141)	(88)

Profit before tax – business performance	6,517	6,169

Other operating income/(expense) includes litigation costs, costs associated with product liability claims and product withdrawals, equity investment write-downs due to adverse stock market conditions, royalty income, product disposals and equity investment sales.

Net interest payable increased compared with 2001 largely as a result of financing the purchase of the company’s shares for cancellation. The benefit of a smaller number of shares in issue is reflected in earnings per share.

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Merger items, integration and restructuring costs and disposal of subsidiaries

	2002 £m	2001 £m

Manufacturing and other restructuring	(362)	(162)
Merger integration costs	(610)	(1,069)
Block Drug integration costs	(60)	(125)

Effect on operating profit	(1,032)	(1,356)
Product divestments	11	—
Disposal of businesses	10	(296)

Effect on profit before tax	(1,011)	(1,652)

Taxation – total
	2002 £m	2001 (restated) £m

UK Corporation tax	(362)	(487)
Overseas taxation	(1,070)	(899)
Deferred taxation	(29)	53

Taxation – total	(1,461)	(1,333)

Business performance	(1,760)	(1,655)
Merger items, integration and restructuring costs and disposal of subsidiaries	299	322

Taxation – total	(1,461)	(1,333)

The charge for taxation on business performance profit amounting to £1,760 million represents an effective tax rate of 27.0%. This represents an increase compared with the effective rate for 2001 which was 26.8%, as restated.

The credit for taxation on merger, restructuring and business disposals amounting to £299 million reflects the actual tax rate applicable to the transactions in the territories in which they arise.

The integrated nature of the Group’s worldwide operations, involving significant investment in research and strategic manufacture at a limited number of locations, with consequential cross-border supply routes into numerous end-markets, gives rise to complexity and delay in negotiations with revenue authorities as to the profits on which individual Group companies are liable to tax. Disagreements with, and between, revenue authorities as to intra-Group transactions, in particular the price at which goods should be transferred between Group companies in different tax jurisdictions can produce conflicting claims from revenue authorities as to the profits that fall to be taxed in individual territories. Resolution of such issues is a continuing fact-of-life for GlaxoSmithKline.

In the USA, for a number of years, GlaxoSmithKline has had significant open issues relating to transfer pricing. These issues affect all years from 1989 to the present and concern a number of products, although the most significant relates to the success of Zantac, in respect of which the claims of the US Internal Revenue Service (IRS) substantially exceed the Group’s estimation of its taxation liabilities. The IRS claims, which are not completely quantified, continue to be the subject of discussions between the US and UK tax authorities under the competent authority provisions of the double tax convention between the two countries. Within these discussions there is a wide variation between the views of the US and UK tax authorities and, exceptionally, they may be unable to reach agreement to settle the dispute. In the event of the UK and US tax authorities not reaching agreement, the matter may have to be resolved by litigation.

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GlaxoSmithKline uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments.

The Group has implemented the new Financial Reporting Standard, FRS 19 ‘Deferred tax’, in 2002, which requires deferred tax to be accounted for on a full provision basis rather than a partial provision basis as before. For the full year 2001 the business performance tax charge is increased by £8 million, and the total tax charge by £6 million. The net deferred tax asset at 31st December 2001 has been reduced by £127 million.

Save as shown in these accounts, no provision has been made for taxation which would arise on the distribution of profits retained by overseas subsidiary and associated undertakings, on the grounds that no remittance of profit retained at 31st December 2002 is required in such a way that incremental tax will arise.

Earnings
2002 £m		2001 (restated) £m

Net profit attributable to shareholders
Earnings	3,915	3,053
Adjustment for merger items, integration and restructuring costs and disposal of subsidiaries	712	1,330

Adjusted earnings	4,627	4,383

	pence	pence

Earnings per share
Basic earnings per share	66.2	50.3
Adjustment for merger items, integration and restructuring costs and disposal of subsidiaries	12.1	22.0

Adjusted earnings per share	78.3	72.3

In order to illustrate business performance, which is the primary performance measure used by management, adjusted earnings and adjusted earnings per share are presented after excluding merger items, integration and restructuring costs and disposal of subsidiaries.

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	2002 £m	2001 (restated £m	)

Appropriations
Earnings (profit attributable to shareholders)	3,915	3,053
Dividends	(2,346)	(2,356)

Retained profit	1,569	697

	pence per share	2002 £m	pence per share	2001 £m

Dividends
First interim – paid 4th July 2002	9	535	9	546
Second interim – paid 3rd October 2002	9	530	9	546
Third interim – paid 3rd January 2003	9	527	9	546
Fourth interim – payable 17th April 2003	13	754	12	718

	40	2,346	39	2,356

The number of shares in issue, excluding those held by the ESOP Trusts, at 31st December 2002 was 5,843 million (31st December 2001: 5,986 million).

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2002 £m	2001 (restated) £m

PROFIT ATTRIBUTABLE TO SHAREHOLDERS	3,915	3,053
Exchange movements on overseas net assets	(154)	(151)
UK tax on exchange movements	(67)	—
Unrealised gains on equity investments	7	—

TOTAL RECOGNISED GAINS AND LOSSES RELATING TO THE PERIOD	3,701	2,902

Prior period adjustment – implementation of FRS 19	(127)

TOTAL RECOGNISED GAINS AND LOSSES	3,574

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SUMMARY STATEMENT OF CASH FLOW AND MOVEMENT IN NET DEBT
Year ended 31st December 2002

	2002 £m	2001 £m

BUSINESS PERFORMANCE OPERATING PROFIT	6,583	6,090
Depreciation and other non-cash items	909	713
Increase in working capital	(98)	(67)
Increase in net liabilities	530	744

	7,924	7,480
Restructuring/integration costs paid	(669)	(949)
Merger transaction costs paid	—	(24)

NET CASH INFLOW FROM OPERATING ACTIVITIES	7,255	6,507
Dividends received from associates	2	—
Returns on investment and servicing of finance	(237)	(191)
Taxation paid	(1,633)	(1,717)

FREE CASH FLOW	5,387	4,599

Purchase of tangible fixed assets	(1,044)	(1,115)
Sale of tangible fixed assets	59	65
Purchase of intangible fixed assets	(182)	(196)
Sale of intangible fixed assets	—	6

	(1,167)	(1,240)
Product divestments	(1)	(30)
Purchase of own shares for employee share options and awards	—	(795)
Proceeds from own shares for employee share options	58	194
Purchase of equity investments	(75)	(47)
Sale of equity investments	65	139

Capital expenditure and financial investment	(1,120)	(1,779)

Purchase of businesses	(21)	(848)
Cash acquired with subsidiary	—	45
Business disposals	6	66
Investment in joint ventures and associates	(5)	(44)
Disposal of interests in associates	—	124

Acquisitions and disposals	(20)	(657)

Equity dividends paid	(2,327)	(2,325)

NET CASH INFLOW/(OUTFLOW)	1,920	(162)
Issue of ordinary share capital	56	144
Purchase of shares for cancellation	(2,220)	(1,274)
Net non-cash funds of subsidiary acquired	(4)	56
Redemption of preference shares issued by a subsidiary	—	(457)
Other financing cash flows	135	144
Exchange movements	(121)	59

INCREASE IN NET DEBT IN PERIOD	(234)	(1,490)
NET DEBT AT BEGINNING OF PERIOD	(2,101)	(611)

NET DEBT AT END OF PERIOD	(2,335)	(2,101)

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SUMMARY STATEMENT OF CASH FLOW AND MOVEMENT IN NET DEBT
Three months ended 31st December 2002

	Q4 2002 £m	Q4 2001 £m

BUSINESS PERFORMANCE OPERATING PROFIT	1,728	1,731
Depreciation and other non-cash items	271	169
(Increase)/decrease in working capital	(48)	32
(Decrease)/increase in net liabilities	(197)	110

	1,754	2,042
Restructuring/integration costs paid	(192)	(206)

NET CASH INFLOW FROM OPERATING ACTIVITIES	1,562	1,836
Dividends received from associates	2	—
Returns on investment and servicing of finance	(42)	(18)
Taxation paid	(503)	(468)

FREE CASH FLOW	1,019	1,350

Purchase of tangible fixed assets	(409)	(443)
Sale of tangible fixed assets	26	8
Purchase of intangible fixed assets	(55)	(110)
Sales of intangible fixed assets	—	6

	(438)	(539)
Product divestments	(1)	(5)
Purchase of own shares for employee share options and awards	—	(336)
Proceeds from own shares for employee share options	4	23
Purchase of equity investments	(56)	(18)
Sale of equity investments	3	6

Capital expenditure and financial investment	(488)	(869)

Purchase of businesses	(4)	(3)
Business disposals	—	(1)
Investment in joint ventures and associates	—	(36)

Acquisitions and disposals	(4)	(40)

Equity dividends paid	(527)	(548)

NET CASH OUTFLOW	—	(107)
Issue of ordinary share capital	8	27
Purchase of shares for cancellation	(279)	(1,274)
Net non-cash funds of subsidiary acquired	(4)	(2)
Other financing cash flows	48	86
Exchange movements	(8)	9

INCREASE IN NET DEBT IN PERIOD	(235)	(1,261)

NET DEBT AT BEGINNING OF PERIOD	(2,100)	(840)

NET DEBT AT END OF PERIOD	(2,335)	(2,101)

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BALANCE SHEET

	2002 £m	2001 (restated) £m

Goodwill	171	174
Intangible fixed assets	1,637	1,673
Tangible fixed assets	6,649	6,845
Investments	3,121	3,228

FIXED ASSETS	11,578	11,920

Equity investments	161	185
Stocks	2,080	2,090
Debtors	6,200	6,017
Liquid investments	1,256	1,415
Cash at bank	1,052	716

CURRENT ASSETS	10,749	10,423

Loans and overdrafts	(1,551)	(2,124)
Other creditors	(7,257)	(7,306)

CREDITORS: amounts due within one year	(8,808)	(9,430)

NET CURRENT ASSETS	1,941	993

TOTAL ASSETS LESS CURRENT LIABILITIES	13,519	12,913

Loans	(3,092)	(2,108)
Other creditors	(206)	(190)

CREDITORS: amounts due after one year	(3,298)	(2,298)

PROVISIONS FOR LIABILITIES AND CHARGES	(2,833)	(2,363)

NET ASSETS	7,388	8,252

Called up share capital	1,506	1,543
Share premium account	224	170
Other reserves	1,905	1,866
Profit and loss account	2,946	3,811

EQUITY SHAREHOLDERS’ FUNDS	6,581	7,390
Non-equity minority interest	559	621
Equity minority interests	248	241

CAPITAL EMPLOYED	7,388	8,252

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RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS’ FUNDS

	2002 £m	2001 (restated) £m

Equity shareholders’ funds at beginning of period as previously reported	7,517	7,711
Prior period adjustment – implementation of FRS 19	(127)	(121)

Equity shareholders’ funds at beginning of period as restated	7,390	7,590
Total recognised gains and losses for the period	3,701	2,902
Dividends	(2,346)	(2,356)
Ordinary shares issued	56	144
Ordinary shares purchased and cancelled	(2,220)	(1,274)
Exchange movements on goodwill written off to reserves	—	28
Goodwill written back	—	356

Equity shareholders’ funds	6,581	7,390

FINANCIAL REVIEW – CASH FLOW AND BALANCE SHEET

Cash flow

Operating cash flow, after restructuring and integration payments of £669 million, was £7,255 million in 2002. This represents an increase of £748 million over 2001 and is well in excess of the funds needed for the routine cash flows of tax, capital expenditure and dividend payments, together amounting to £5,004 million. Receipts of £114 million arose from the exercise of share options; £58 million from shares held by the Employee Share Ownership Trusts (ESOTs) and £56 million from new shares. In addition, £2,220 million was spent on purchasing the company’s shares for cancellation.

Net assets

The book value of net assets decreased by £864 million from £8,252 million at 31st December 2001 to £7,388 million at 31st December 2002. This principally reflects the use of funds for the share buy-back programme.

Fixed asset investments comprise investments in associates, long-term equity investments and an investment in own shares held by the ESOTs. At 31st December 2002 the ESOTs held 181.3 million GSK ordinary shares, at a carrying value of £2,826 million and market value of £2,161 million, against the future exercise of share options and share awards. This valuation shortfall is not considered to represent a permanent diminution in value in the context of the length of the future period over which the related share options may be exercised. Accordingly no provision has been made. The carrying value of associates and equity investments was £456 million and the market value was £1,302 million.

Equity shareholders’ funds

Equity shareholders’ funds decreased from £7,390 million at 31st December 2001 to £6,581 million at 31st December 2002. The decrease arises from the value of shares purchased and cancelled and exchange movements on overseas net assets exceeding retained profits.

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Legal proceedings

GlaxoSmithKline is involved in various legal and administrative proceedings, principally product liability, intellectual property, antitrust, and governmental investigations and related private litigation. The outcome of claims, legal proceedings and other matters in which the Group is involved cannot be predicted with any certainty. Provision is made for anticipated settlement costs and associated legal and other expenses connected with asserted claims against GSK where a reasonable estimate can be made of the likely outcome of the dispute. Legal proceedings in which GSK is involved are described in the Annual Report 2001. Developments since the dates of the Annual Report and the Results Announcements for the second and third quarters of 2002 are set out below.

In particular, GSK is engaged in patent infringement proceedings with companies marketing or attempting to market generic versions of a number of the Group’s most significant products, including Paxil/Seroxat, Wellbutrin SR/Zyban and Augmentin. With respect to Paxil, the trial in the Group’s action against Apotex in the US District Court for the Northern District of Illinois for infringement of the Group’s patent on paroxetine hydrochloride hemihydrate commenced last week and is ongoing as of the date of this announcement. In December 2002, the Federal District Court Judge in the Group’s infringement proceeding against Apotex in the Eastern District of Pennsylvania granted in part and denied in part summary judgement motions filed by Apotex with the result that issues of validity and infringement of three of four new patents issued to the Group subsequent to the original filing date of the Group’s infringement action in the Northern District of Illinois will move forward towards trial in Philadelphia. GSK has petitioned the District Court to permit an interim appeal to the US Court of Appeals for the Federal Circuit (CAFC).

On 4th February 2003 the CAFC heard Apotex’s appeal from a decision by the US District Court for the District of Columbia denying Apotex’s request that the US Food and Drug Administration be required to delist certain of the Group’s patents for Paxil from the Orange Book. The CAFC has not yet ruled on the matter. In addition, Apotex has applied to the court in the litigation in the Eastern District of Pennsylvania for an order that GlaxoSmithKline delist certain patents.

With respect to Wellbutrin SR, on 2nd December 2002 the CAFC heard the Group’s appeal from the summary judgement by the US District Court that Andrx’s generic version of Wellbutrin SR does not infringe the Group’s patent. The CAFC has not yet ruled on the matter.

With respect to Augmentin, the hearing date has been scheduled for 5th March 2003 on the Group’s appeal from the decisions of the US District Court for the Eastern Virginia holding the Group’s patents expiring in 2002, 2017 and 2018 invalid. Subsequent to the decision by the District Court, four generic versions of Augmentin were introduced in the USA.

GSK is engaged in product liability litigation, including significant numbers of cases (a number of which are purported class actions) related to Fastin brand phentermine (fen/phen litigation), PPA decongestant products, vaccines that had contained thimerosal as a preservative, Baycol, Paxil and Lotronex. With respect to claims regarding discontinuation of Paxil therapy, in January 2003 a Federal District Court Judge in California denied class action certification although permitting counsel for the plaintiffs to file one more motion for certification. With respect to Baycol, in October 2002 GlaxoSmithKline and Bayer Corporation, the principal US subsidiary of Bayer AG, have signed an allocation agreement under which Bayer Corporation has agreed to pay 95% of all settlements and compensatory damages judgements with each party retaining responsibility for its own attorney’s fees and any punitive damages.

Additionally, GSK is responding to government investigations in the USA into pricing, marketing and reimbursement of several prescription drug products. These investigations may involve related restitution or civil false claims act litigation on behalf of the federal or state governments and proceedings initiated against GSK by various groups of private payers and state attorneys general regarding similar pricing, marketing and distribution issues arising in the USA.

The company’s Directors, having taken legal advice, have established provisions after taking into account insurance and having regard to the relevant facts and circumstances of each matter and in accordance with accounting requirements. No provisions have been made for unasserted claims. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

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EXCHANGE RATES

The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary and associated undertakings into sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	Q4 2002	Q4 2001	2002	2001

Average rates:
£/US$	1.56	1.44	1.50	1.44
£/Euro	1.56	1.61	1.59	1.61
£/Yen	191.00	181.00	188.00	175.00
Period end rates:
£/US$	1.61	1.45	1.61	1.45
£/Euro	1.54	1.64	1.54	1.64
£/Yen	192.00	190.00	192.00	190.00

During 2002 average sterling exchange rates were stronger against the US dollar and the yen and weaker against the Euro compared to the same period in 2001. Comparing 2002 period-end rates with 2001 period-end rates, sterling was stronger against the US dollar and the yen and weaker against the Euro.

ACCOUNTING PRESENTATION AND POLICIES

This unaudited Results Announcement for the year ended 31st December 2002 is prepared in accordance with the accounting policies applied in 2002. These are unchanged from those set out in the Annual Report 2001, except that during 2002 FRS 19 ‘Deferred tax’ has been implemented by the Group. This FRS requires deferred tax to be accounted for on a full provision basis, rather than a partial provision basis as in 2001 and earlier years. This change in basis has been accounted for as a prior period adjustment.

Data for market share and market growth rates relate to the year ended 30th September 2002 (or later where available). These are GSK estimates based on the most recent data from independent external sources, valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

The profit and loss account, statement of total recognised gains and losses and cash flow statement for the year ended, and the balance sheet at, 31st December 2001 are an abridged statement, after adjusting for the effects of implementing FRS 19 on 1st January 2002, of the full Group accounts for that period, which have been delivered to the Registrar of Companies and on which the report of the auditors was unqualified and did not contain a statement under either section 237 (2) or section 237 (3) of the Companies Act 1985.

Accounting for co-promotional and co-marketing activities

In recognition of the expected launch of Levitra in 2003, GlaxoSmithKline is communicating its accounting policy on co-promotional and co-marketing activities.

Where GSK co-promotes a product and the third party records the sale, GSK will record its share of revenue as co-promotion income within turnover. The nature of the co-promotion activities are such that GSK records no cost of goods sold. Co-promotion income will be separately identifiable from the sales of GSK products.

Where GSK co-markets, sales will be recorded by GSK in turnover as sales of GSK products. Cost of sales will reflect the purchase cost of the product sold.

GSK’s development costs and amortisation of intangible rights will be charged to research and development, and costs related to selling and marketing will be charged to selling, general and administration expenses.

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INVESTOR INFORMATION

Preliminary Announcement of Annual Results 2002
This Announcement was approved by the Board of Directors on Wednesday 12th February 2003.

The profit and loss account and the cash flow statement for the year ended, and the balance sheet at, 31st December 2002 are subject to completion of the audit of the full Group accounts for 2002.

Financial calendar
The company will announce first quarter 2003 results on 30th April 2003. The first interim dividend for 2003 will have an ex-dividend date of 7th May 2003 and a record date of 9th May 2003 and will be paid on 3rd July 2003.

Annual Report and Annual Review
The Annual Report and the Annual Review will be sent to shareholders on 28th March 2003 and will be available from that date on the GSK website and from the company’s registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone (Annual Report Orderline) 0870 600 3991 (+44 (0)121 415 7067 from outside the UK).

Annual General Meeting
The Annual General Meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on 19th May 2003.

Internet
This Announcement, and other information about GSK, is available on the World Wide Web at the company’s site at: http://www.gsk.com.

Cautionary statement regarding forward-looking statements
The Group’s reports filed with the US Securities and Exchange Commission (the Commission), including this document and written information released, or oral statements made, to the public in the future by or on behalf of the Group may contain, forward-looking statements. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. The Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements involve inherent risks and uncertainties. The Group cautions investors that a number of important factors including those in this document could cause actual results to differ materially from those contained in any forward-looking statement. The factors listed below are those that the Group thinks could cause the Group’s actual results to differ materially from expected and historical results. Other factors besides those listed here could also adversely affect the Group.

The Group operates in highly competitive businesses. In the pharmaceuticals business, it faces competition both from proprietary products of large international manufacturers and producers of generic pharmaceuticals. Significant product innovations, technical advances or the intensification of price competition by competitors could adversely affect the Group’s operating results. Continued consolidation in the pharmaceutical industry could adversely affect the Group’s competitive position, while continued consolidation among the Group’s customers may increase pricing pressures.

In particular, the Group faces intense competition from manufacturers of generic pharmaceutical products in all of its major markets. Generic products often enter the market upon expiration of patents or data exclusivity periods for the Group’s products. Introduction of generic products typically leads to a dramatic loss of sales and reduces the Group’s revenues and margins for its proprietary products.

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Generic drug manufacturers are seeking to market generic versions of a number of the Group’s most important products, including Paxil and Wellbutrin, prior to the expiration of the Group’s patents, and may do so for other products in the future. Generic products competitive with Augmentin were launched in the USA in 2002 and had a significant impact on the Group’s sales and earnings. Efforts by generic manufacturers may involve challenges to the validity of a patent or the assertion that the alternative compounds do not infringe the Group’s patents. If the Group is not successful in maintaining exclusive rights to market one or more of its major products, particularly in the USA where the Group has its highest margins and most sales of any country, during the patent protection period, the Group’s revenues and margins would be adversely affected.

In some of the countries in which the Group operates, patent protection may be significantly weaker than in the USA or the European Union. In addition, in an effort to control public health crises, some developing countries, such as South Africa and Brazil, have recently announced plans for substantial reductions in the scope of patent protection for pharmaceutical products. In particular, these countries could facilitate competition within their markets from generic manufacturers who would otherwise be unable to introduce competing products for a number of years. Any loss of patent protection is likely to affect adversely the Group’s operating results.

Pharmaceutical product prices are subject to controls or pressures in many markets. Some governments intervene directly in setting prices. In addition, in some markets major purchasers of pharmaceutical products (whether governmental agencies or private health care providers) have the economic power to exert substantial pressure on prices. The Group cannot predict whether existing controls will increase or new controls will be introduced that will reduce the Group’s margins or affect adversely its ability to introduce new products profitably.

For example, in the USA, where the Group has its highest margins and most sales of any country, pricing pressures could significantly increase if various proposals under consideration to reform Medicare, or for other federal or state programmes to control the cost of pharmaceuticals, are adopted. If the Medicare programme were to provide outpatient pharmaceutical coverage for its beneficiaries, the US government, through its enormous purchasing power under the programme, could demand discounts that may implicitly create price controls on prescription drugs. Additionally, a number of states have proposed or implemented various schemes to control prices for their own senior citizens’ drug programmes, including importation from other countries and bulk purchasing of drugs. The growth in the number of patients covered through large managed care institutions in the USA, which would be likely to increase with Medicare reform, also increases pricing pressures on the Group’s products. These trends may adversely affect the Group’s revenues and margins from sales in the USA.

The Group must comply with a broad range of regulatory controls on the testing, approval, manufacturing and marketing of many of its pharmaceutical and consumer healthcare products. In some countries, including the USA and those of the European Union, regulatory controls have become increasingly demanding, increasing not only the cost of product development but also the time required to reach the market and the uncertainty of successfully doing so. The Group expects that this trend will continue and will expand to other countries.

Stricter regulatory controls also heighten the risk of withdrawal by regulators of an approval previously granted, which would reduce revenues and can result in product recalls and product liability lawsuits. In addition, in some cases the Group may voluntarily cease marketing a product or face declining sales based on concerns about efficacy or safety, whether or not scientifically justified, even in the absence of regulatory action.

Continued development of commercially viable new products is critical to the Group’s ability to replace sales of older products that decline upon expiration of exclusive rights, and to increase overall sales. Developing new products is a costly, lengthy and uncertain process. A new product candidate can fail at any stage of the process, and one or more late-stage product candidates could fail to receive regulatory approval. New product candidates may appear promising in development but, after significant investment, fail to reach the market or have only limited commercial success as a result of efficacy or safety concerns, inability to obtain necessary regulatory approvals, difficulty or excessive costs to manufacture or infringement of patents or other intellectual property rights of others.

The Group is currently a defendant in a number of product liability lawsuits, including class actions, that involve substantial claims for damages related to the Group’s pharmaceutical products. Litigation, particularly in the USA, is inherently unpredictable and excessive verdicts that are not justified by the evidence can occur. Class actions that sweep together all persons who were prescribed the Group’s products can inflate the potential liability by the force of numbers. Claims for pain and suffering and punitive damages are frequently asserted in product liability actions and, if allowed, can represent potentially open-ended exposure. Unfavourable resolution of these and similar future proceedings may be material to the Group’s results of operations and cash flows. The Group may also make material provisions related to legal proceedings, which would reduce its earnings.

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Recent loss experience within the insurance industry as a whole, including pharmaceutical product liability exposures, has increased the cost of insurance coverage for pharmaceutical companies generally, including the Group. In order to contain insurance costs in 2002 and 2003 the Group has adjusted its coverage profile, accepting a greater degree of self-insurance in respect of its product liability risk.

The Group is responding to government investigations in the USA into pricing, marketing and reimbursement of several prescription drug products. These investigations could result in related restitution or civil false claims act litigation on behalf of the federal or state governments and proceedings initiated against GlaxoSmithKline by or on behalf of consumers and private payers. Unfavourable resolution of these and any similar future government investigations may be material to the Group’s results of operations and cash flows. The Group may also make material provisions related to such investigations, which would reduce its earnings.

The environmental laws of various jurisdictions impose actual and potential obligations on the Group to remediate contaminated sites. The Group has also been identified as a potentially responsible party under the US Comprehensive Environmental Response Compensation and Liability Act at a number of sites for remediation costs relating to the Group’s use or ownership of such sites.

The Group had eight products with over £700 million ($1.05 billion) in annual global sales in 2002. Among these products are Paxil/Seroxat and Wellbutrin, with respect to which the Group is currently defending its intellectual property rights in the USA. If these or any of the Group’s other major products were to become subject to a problem such as loss of patent protection, unexpected side effects, regulatory proceedings, publicity affecting doctor or patient confidence or pressure from competitive products, or if a new, more effective treatment should be introduced, the impact on the Group’s revenues and operating results could be significant.

The Group conducts a substantial portion of its operations outside the United Kingdom. Fluctuations in exchange rates between sterling and other currencies, especially the US dollar and the Euro, materially affect the Group’s reported revenues and operating results.

The Group has no control over changes in inflation and interest rates, foreign currency exchange rates and controls or other economic factors affecting its businesses or the possibility of political unrest, legal and regulatory changes or nationalisation in jurisdictions in which the Group operates. These factors could materially affect the Group’s future results of operations.

The effective tax rate on the Group’s earnings benefits from the fact that a portion of its earnings is taxed at more favourable rates in some jurisdictions outside the United Kingdom. Changes in tax laws or in their application with respect to matters, such as transfer pricing that relate to the portion of the Group’s earnings taxed at more favourable rates could increase the Group’s effective tax rate and adversely affect its net earnings.

New or revised accounting standards and rules promulgated from time to time by UK, US or International accounting standard-setting boards could have a material adverse impact on the Group’s reported financial results.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

By:	/s/ Victoria Llewellyn

VICTORIA LLEWELLYN

Authorised Signatory for and on behalf of GlaxoSmithKline plc

Date: February 12, 2003